Form 40-F
period 2006-12-31
STRATOS GLOBAL CORP
filed 2007-03-30
CIK 1178832

As filed with the Securities and Exchange Commission on March 29, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2006

333-137405
(Commission file number)
STRATOS GLOBAL CORPORATION
(Exact name of Registrant as specified in its charter)
Canada
(Jurisdiction of incorporation or organization)

4813	98 0220739
(Primary Standard Industrial	(I.R.S. Employer
Classification Code Number)	Identification Number)

6901 Rockledge Drive, Suite 900
Bethesda, Maryland 20817
(301) 214-8800
(Address and telephone number of principal executive offices)

Richard E. Harris, Esq.
Senior Vice President, Chief Legal Officer and Corporate Secretary
6901 Rockledge Drive, Suite 900
Bethesda, Maryland 20817
(301) 214-8800
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
$150,000,000 in aggregate principal amount of 9 7/8% Senior Notes due 2013
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form            ☑ Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
41,998,207 Common Shares
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such Rule.
Yes ☐          No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐           No ☑(1)

(1)	As of January 1, 2007, the Registrant ceased to be subject to the reporting requirements of the Securities Exchange Act of 1934, except for its obligation to file this annual report, pursuant to the terms of Section 15(d) thereunder.

PRINCIPAL DOCUMENTS
A. Annual Information Form
     The Annual Information Form of Stratos Global Corporation (the “Company”) for the year ended December 31, 2006 is filed as Exhibit 99.1 to this Form 40-F.
B. Consolidated Financial Statements
     The Company’s Consolidated Financial Statements as at December 31, 2006 and 2005 are filed as Exhibit 99.2 to this Form 40-F.
C. Management’s Discussion and Analysis
     The Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2006 is filed as Exhibit 99.3 to this Form 40-F.
D. United States GAAP Reconciliation Footnote
     A reconciliation of differences between Canadian and United States Generally Accepted Accounting Principles is contained in Note 22 entitled “Differences between Canadian and United States Generally Accepted Accounting Principles” to the Company’s Consolidated Financial Statements as at December 31, 2006 and 2005 filed as Exhibit 99.2 to this Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
     The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
     There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
     The Board of Directors of the Company has determined that Edward Reevey is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instructions B to Form 40-F). The Board of Directors has determined that Mr. Reevey is “independent,” as that term is defined in the listing standards of the New York Stock Exchange.
CODE OF ETHICS
     The Company has adopted a Code of Ethics and Business Conduct that applies to its Chief Executive Officer and Chief Financial Officer which is available on the Company’s website at www.stratosglobal.com.
     No waivers were granted from the Company’s Code of Ethics and Business Conduct during the period covered by this report.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The disclosure provided under the headings “AUDIT COMMITTEE—External Auditor Service Fees” and “—Pre-Approval Policy” in the Annual Information Form filed as Exhibit 99.2 to this Form 40-F is incorporated by reference herein. None of the services described under the heading “AUDIT COMMITTEE—External Auditor Service Fees” in the Annual Information Form were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
     The Company has no material off-balance arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTRACTUAL OBLIGATIONS
     The disclosure provided under the heading “Liquidity and Capital Resources—Contractual Obligations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2006 filed as Exhibit 99.3 to this Form 40-F is incorporated by reference herein.
UNDERTAKING
     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
     We have filed an Appointment of Agent for Service of Process on Form F-X as Exhibit 99.8 to this Form 40-F.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
STRATOS GLOBAL CORPORATION

Date: March 29, 2007	By:	/s/ Alfred C. Giammarino
		Name:	Alfred C. Giammarino
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
99.1.	Annual Information Form of Stratos Global Corporation for the year ended December 31, 2006

99.2.	Audited Consolidated Annual Financial Statements of Stratos Global Corporation as at December 31, 2006 and 2005

99.3.	Management Discussion and Analysis of Financial Condition and Results of Operations of Stratos Global Corporation for the year ended December 31, 2006

99.4.	Certification pursuant to Exchange Act Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act (James J. Parm)

99.5.	Certification pursuant to Exchange Act Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act (Alfred C. Giammarino)

99.6.	Certification pursuant to Exchange Act Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (James J. Parm and Alfred C. Giammarino)

99.7.	Consent of Ernst & Young LLP, Chartered Accountants

99.8.	Form F-X